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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                   Commission File Number   33-34274

                     KEYCORP STUDENT LOAN TRUST 1996-A
____________________________________________________________________________
          (Exact Name of Registrant as specified in its charter)

 c/o Key Bank, USA, National Association, 5000 Tiedeman Road, Attn.: Susan
                      Wagner, Brooklyn, Ohio 44144
____________________________________________________________________________
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                 FLOATING RATE ASSET BACKED NOTES ("NOTES")
____________________________________________________________________________

             FLOATING RATE ASSET BACKED CERTIFICATES ("CERTIFICATES")
____________________________________________________________________________
             (Title of each class of securities covered by this Form)

                                  NONE
____________________________________________________________________________
 (Titles of all other class of securities for which a duty to file reports under section 13(a) and 15(d) remains

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)  __            Rule 12h-3(b)(1)(i)  __
    Rule 12g-4(a)(1)(ii) __            Rule 12h-3(b)(1)(ii) __
    Rule 12g-4(a)(2)(i)  __            Rule 12h-3(b)(2)(i)  __
    Rule 12g-4(a)(2)(ii) __            Rule 12h-3(b)(2)(ii) __
                                       Rule 15d-6           xx
                                                            --
Approximate number of holders of record as of the certification or notice date:
Notes: 8 ; Certificates:  3.

Pursuant to the requirements of the Securities Exchange Act of 1934 KeyCorp Student Loan Trust 1996-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                   KEYCORP STUDENT LOAN TRUST 1996-A
                                   by The First National Bank of Chicago,
                                   Trustee

Date: January 30, 1997                  By:  /s/ Jeffrey L. Kinney
      _________________                 _________________________________
                                                 Jeffrey L. Kinney
                                                 Assistant Vice President

Instruction: This form is required by Rules 12(g)-4, 12(h)-3 and 15(d)-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.